QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11.1

CODE OF PROFESSIONAL CONDUCT
FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCE EXECUTIVES

The Board of Directors has adopted this Professional Conduct (the "Code") for Biovail's Chief Executive Officer, and for its Chief Financial Officer, Senior Vice-President Finance, Corporate Controller and Corporate Treasurer (the "Senior Finance Executives") to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair, accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. The Senior Finance Executives are expected to abide by this Code as well as all other applicable Biovail business policies, standards and guidelines.

As a Senior Finance Executive you will:

1.
Act with honesty and integrity.

2.
Avoid actual or apparent conflicts of interest between your personal and professional relationships and never use or attempt to use your position to obtain any improper personal benefit for yourself, your family, or any other person.

3.
Observe both the form and spirit of technical and ethical accounting standards.

4.
Ensure that Biovail's disclosure is full, fair, accurate, complete, objective, relevant, timely and understandable, including in Biovail's filings with and other submissions to the U.S. Securities and Exchange Commission.

5.
Comply with all applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

6.
Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated.

7.
Respect the confidentiality of information acquired in the course of your work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of your work will not be used for personal advantage.

8.
Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Biovail's financial statements or accounting books and records.

If you are aware of any suspected or known violations of this Code, you have a duty to promptly report such concerns to the Chief Legal Officer and to the Chairman of the Audit Committee.

You understand that you will be held accountable for your adherence to this Code. Your failure to observe the terms of this Code may result in disciplinary action, up to and including termination of employment. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties for you and/or Biovail.

It is Biovail's intention that this Code of Professional Conduct be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Item 16B of Form 20-F promulgated under the Securities and Exchange Act of 1934, as amended.

QuickLinks

CODE OF PROFESSIONAL CONDUCT FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCE EXECUTIVES